FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-163632) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-14144, 333-110953, 333-117922).

SUPPLEMENTAL DISCLOSURE

The disclosure under “Liquidity and funding management – Credit ratings” in the registrant’s Third Quarter 2011 Report to Shareholders which was filed as an exhibit to its Form 6-K dated August 26, 2011, is hereby updated by adding the following: “On October 6, 2011, Standard & Poor’s rating agency announced that it has changed our rating outlook to stable from positive.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem

Name: Title:	James Salem Senior Vice-President and Treasurer

Date:	October 7, 2011